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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02021842

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-52710 |

RECEIVED MAR 01 2002 SEC WASH., D.C. PROCESSING SECTION 354

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRAEDIUM SECURITIES LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 THIRD AVENUE 18th FLOOR
(No. and Street)

| NEW YORK | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK PATAFIO 212-224-5623
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

| 345 PARK AVENUE | NY | NY | 10154 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL
P

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BB 3/19

# OATH OR AFFIRMATION

I, FRANK PATAFIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRAEDIUM SECURITIES LLC, as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CYNTHIA E. KINGSTON
Notary Public, State of New York
No. 01KI6891831
Qualified in New York County
Commission Expires September 27, 2005

Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

757 Third Avenue
New York, NY 10017

Telephone 212 758 9700
Fax 212 872 3001

## Independent Auditors' Report

Board of Directors
Praedium Securities LLC

We have audited the accompanying statement of financial condition of Praedium Securities LLC as of December 31, 2001, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Praedium Securities LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 15, 2002

**PRAEDIUM SECURITIES LLC**

Statement of Financial Condition

December 31, 2001

**Assets**

| | | |
|---|---|---|
| Cash | $ | 29,885 |

**Members' Equity**

| | | |
|---|---|---|
| Members' equity | $ | 29,885 |

See accompanying notes to financial statements.

## PRAEDIUM SECURITIES LLC

Statement of Income

Year ended December 31, 2001

| | | |
|---|---|---|
| Expenses: | | |
| Professional fees | $ | 13,105 |
| Other operating expenses | | 4,051 |
| Total expenses | | 17,156 |
| Less reimbursement of expenses (Note 4) | | (27,755) |
| Net Income | $ | 10,599 |

See accompanying notes to financial statements.

**PRAEDIUM SECURITIES LLC**

Statement of Changes in Members' Equity

Year ended December 31, 2001

| | | RAPP, LLC | FLAT, LLC | Total |
|---|---|---|---|---|
| Balance at December 31, 2000 | $ | 10,608 | 8,678 | 19,286 |
| Net income | | 5,829 | 4,770 | 10,599 |
| Balance at December 31, 2001 | $ | 16,437 | 13,448 | 29,885 |

See accompanying notes to financial statements.

**PRAEDIUM SECURITIES LLC**

Statement of Cash Flows

Year ended December 31, 2001

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net Income | $ | 10,599 |
| Cash at December 31, 2000 | | 19,286 |
| Cash at December 31, 2001 | $ | 29,885 |

See accompanying notes to financial statements.

## (1) Organization

Praedium Securities LLC (the "Company") was formed in accordance with the Delaware Limited Liability Company Act, on June 5, 2000. The Company shall continue until December 31, 2099, unless dissolved or extended before such date in accordance with the Company's operating agreement.

The Company was formed to become a licensed broker/dealer pursuant to the rules of the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission, and to conduct such other activities as are necessary or incident thereto. Although the Company was formed for the purpose of engaging in proprietary trading activities, there has been no such activity.

The members of the Company and their respective percentage interests are as follows:

| | |
|---|---|
| RAPP, LLC | 55% |
| FLAT, LLC | 45% |

All profits and losses are allocated to the members on an annual basis in proportion to each member's percentage interest.

Distributions shall be made to the members at the times and in the aggregate amounts determined by the members. To date, there have been no distributions.

## (2) Summary of Significant Accounting Policies

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and revenues and expenses recognized during the period. Actual results could differ from those estimates.

## (3) Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). At December 31, 2001, the Company had net capital of $29,885 which was $24,885 in excess of its net capital requirement of $5,000.

## (4) Transactions with Related Parties

Praedium Group, L.P., a partnership which is owned and controlled by the members of the Company has agreed to reimburse the Company for certain expenses incurred in connection with the operation of its brokerage business.

Schedule I

# PRAEDIUM SECURITIES LLC

## COMPUTATION OF NET CAPITAL

## DECEMBER 31, 2001

| | | |
|---|---|---|
| Total ownership equity from Statement of Financial Condition | $ | 29,885 |
| Deductions and/or charges | | 0 |
| Net Capital before haircuts on securities positions | | 29,885 |
| Haircuts on securities (computed where applicable, pursuant to 15d3-1 (f)) | | 0 |
| Net Capital before minium capital requirement | | 29,885 |
| Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000) | | 5,000 |
| Excess net capital | $ | 24,885 |
| Ratio of aggregate indebtedness to net capital | | N/A |

The above computation of net capital does not differ materially from the computation of net capital as of December 31, 2001 as filed on January 22, 2002 on Form X-17A-5 Part IIA by Praedium Securities LLC

Schedule II

# PRAEDIUM SECURITIES LLC

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

### DECEMBER 31, 2001

| | |
|---|---|
| TOTAL CREDIT BALANCES | 0 |
| TOTAL DEBIT BALANCES | 0 |
| EXCESS OF TOTAL DEBITS OVER TOTAL CREDITS | 0 |
| RESERVE COMPUTATION | |
| Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period | 0 |
| Amount on deposit (or withdrawal) | 0 |
| New amount in Reserve Bank Account(s) after deposit or withdrawal including $0 value of qualified securities | 0 |
| FREQUENCY OF COMPUTATION | Monthly |

The above computation of reserve requirements does not differ materially from the computation of reserve requirements as December 31, 2000 as filed on January 22, 2001 on Form X-17A-5 Part IIA by Praedium Securities LLC

# PRAEDIUM SECURITIES LLC

## INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

## DECEMBER 31, 2001

| | | |
|---|---|---|
| 1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3. | $ | -0- |
| A. Number of items | | -0- |
| 2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. | $ | -0- |
| A. Number of items | | -0- |
| 3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3. | Yes | N/A |

The above computation of possession and control requirements does not differ materially from the computation of possession or control requirements as of December 31, 2001 as filed on January 22, 2002 on Form X-17A-5 Part IIA by Praedium Securities LLC

757 Third Avenue
New York, NY 10017

Telephone 212 758 9700
Fax 212 872 3001

# Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5

Board of Directors
Praedium Securities LLC.:

In planning and performing our audit of the financial statements and supplemental schedules of Praedium Securities LLC (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-133

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 15, 2002

# Praedium Securities LLC

Financial Statements and Schedule

December 31, 2001

(With Independent Auditors' Report Thereon)